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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2005 File No. 001-32267

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5
(Address of principal executive offices)

1. Interim Financial Statements for the three months ended March 31, 2005
2. CEO Certification
3. CFO Certification
4. Management's Discussion and Analysis, three months ended March 31, 2005
5. Press Release, May 13, 24, and 26, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F........ **Form 40-F..XXX.**.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SEC 1815 (9-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DESERT SUN MINING CORP.

(A Development Stage Company.)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

As at

	March 31, 2005 (Unaudited) $	December 31, 2004 (Audited) $
Assets		
Current		
Cash and equivalents	**29,147,569**	21,356,050
Amounts receivable and prepaid expenses	**2,100,193**	1,455,386
Other receivables (Note 13 (c))	**2,124,717**	1,491,942
Inventories	**2,248,678**	361,754
	35,621,157	24,665,132
Exploration property, plant and equipment (Note 3)	**41,480,391**	32,104,499
Property and equipment (Note 4)	**15,465,836**	8,106,838
	92,567,384	64,876,469
Liabilities		
Current		
Accounts payable and accrued liabilities	**4,788,223**	3,182,888
Other payables (Note 13 (c))	**2,124,717**	1,491,942
Current portion of long-term obligations (Note 10)	**1,921,498**	187,696
	8,834,438	4,862,526
Long-term obligations (Note 10)	**1,615,752**	314,140
	10,450,190	5,176,666
Contingencies (Note 3)		
Shareholders' Equity		
Share capital (Note 5)	82,890,603	62,646,559
Warrants (Note 6)	13,758,380	9,757,728
Contributed surplus (Note 9)	4,907,381	5,023,881
Deficit	(19,439,170)	(17,728,365)
	82,117,194	59,699,803
	92,567,384	64,876,469

Nature of Operations (Note 1).

Approved on behalf of the Board of Directors:

"signed" Stan Bharti
Stan Bharti, Chairman

"signed" Bruce Humphrey
Bruce Humphrey, Chief Executive Officer

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.
(A Development Stage Company.)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)

	Common Shares		Warrants	Contributed Surplus and Others	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$
Balance, August 31, 2002	16,825,108	7,132,582	–	1,872,475	(7,208,739)	1,796,318
Issuance of special warrants for cash	–	–	–	100,000	–	100,000
Conversion of special warrants	5,000,000	1,419,047	553,428	(1,972,475)	–	–
Private placements	9,246,520	7,694,174	1,212,471	179,545	–	9,086,190
Exercise of warrants	835,000	433,517	(83,067)	–	–	350,450
Exercise of stock options	961,790	272,765	–	–	–	272,765
Stock-based compensation	–	–	–	248,874	–	248,874
Adjustment	66	–	–	–	–	–
Loss for the period	–	–	–	–	(2,254,073)	(2,254,073)
Balance, August 31, 2003	32,868,484	16,952,085	1,682,832	428,419	(9,462,812)	9,600,524
Issued for Jacobina gold property	1,851,852	3,000,000	–	–	–	3,000,000
Private placements	33,672,810	51,198,701	–	–	–	51,198,701
Warrant valuation	–	(9,143,681)	9,143,681	–	–	–
Exercise of warrants	4,241,950	3,284,933	–	–	–	3,284,933
Warrant valuation allocation on exercise of warrants	–	841,847	(841,847)	–	–	–
Exercise of stock options	540,833	344,183	–	–	–	344,183
Stock option valuation allocation on exercise of options	–	50,500	–	(50,500)	–	–
Expiry of warrants	–	–	(226,938)	226,938	–	–
Stock-based compensation	–	–	–	4,419,024	–	4,419,024
Share issue costs	–	(3,882,009)	–	–	–	(3,882,009)
Loss for the period	–	–	–	–	(8,265,553)	(8,265,553)
Balance, December 31, 2004	73,175,929	62,646,559	9,757,728	5,023,881	(17,728,365)	59,699,803
Private placements	10,729,614	25,000,001	–	–	–	25,000,001
Warrant valuation	–	(3,650,000)	3,650,000	–	–	–
Warrants issued as compensation	–	–	375,900	–	–	375,900
Exercise of warrants	83,500	112,725	–	–	–	112,725
Warrant valuation allocation on exercise of warrants	–	25,248	(25,248)	–	–	–
Exercise of stock options	250,000	293,500	–	–	–	293,500
Stock option valuation allocation on exercise of options	–	116,500	–	(116,500)	–	–
Share issue costs	–	(1,653,930)	–	–	–	(1,653,930)
Loss for the period	–	–	–	–	(1,710,805)	(1,710,805)
Balance, March 31, 2005	84,239,043	82,890,603	13,758,380	4,907,381	(19,439,170)	82,117,194

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.
(A Development Stage Company.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	Three Months Ended	
	March 31, 2005 (Unaudited) $	November 30, 2003 (Unaudited) $
Revenue	-	-
Expenses		
Amortization	1,024	2,785
Compensation expense (Note 8)	-	-
Consulting fees	642,700	246,957
Directors' and Committee Members' fees	12,804	-
Investor relations and shareholders' information	126,658	126,597
Management and administrative services	771,443	252,750
Office and miscellaneous	98,740	111,556
Professional fees	11,890	33,895
Transfer agent, listing and filing fees	84,957	13,699
Travel and entertainment	73,662	118,755
Loss before the undernoted	1,823,878	906,994
Interest income	(113,022)	(72,009)
Interest expense	174	-
Foreign exchange loss / (gain)	(225)	-
Net loss for the period	(1,710,805)	(834,985)
DEFICIT, beginning of period	(17,728,365)	(9,462,812)
DEFICIT, end of period	(19,439,170)	(10,297,797)
Net loss per share - basic and diluted	(0.02)	(0.02)
Weighted average number of shares outstanding	74,542,075	45,014,264

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(A Development Stage Company.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three Months Ended	
	March 31, 2005 (Unaudited) $	November 30, 2003 (Unaudited) $
Cash Provided by (Used in):		
OPERATING ACTIVITIES		
Net loss for the period	(1,710,805)	(834,985)
Adjustments for non-cash items:		
Amortization	1,024	2,785
Consulting fees	375,900	-
Net change in non-cash working capital balances	(926,396)	(396,488)
	(2,260,277)	(1,228,688)
FINANCING ACTIVITIES		
Private placements (net of issue costs)	23,346,071	30,301,671
Exercise of options	293,500	-
Exercise of warrants	112,725	-
	23,752,296	30,301,671
INVESTING ACTIVITIES		
Exploration property, plant and equipment (net)	(9,375,892)	(3,005,602)
Property and equipment (net)	(4,324,608)	(16,252)
	(13,700,500)	(3,021,854)
CHANGE IN CASH AND EQUIVALENTS, for the period	7,791,519	26,051,129
CASH AND EQUIVALENTS, beginning of period	21,356,050	6,832,461
CASH AND EQUIVALENTS, end of period	29,147,569	32,883,590
Supplemental information:		
Interest paid	174	-
Income taxes paid	-	-
Issuance of shares for exploration property, plant and equipment	-	3,000,000
Issuance of warrants as compensation	375,900	-
Property and Equipment financed	3,035,414	-
Cash and equivalents consist of the following:		
Cash	13,691,940	5,871,095
Equivalents	15,455,629	27,012,495
	29,147,569	32,883,590

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Desert Sun Mining Corp. ("Desert Sun" or the "Company") was continued under the *Canada Business Corporations Act* on March 20, 2003. The Company is engaged in the exploration for, and development and production of, precious metals at the Jacobina gold project located in the State of Bahia, in northeastern Brazil. The Jacobina Mine is currently at the development stage. The ability of Desert Sun to realize the costs it has incurred to date on this property is dependent upon the Company being able to continue to finance the development of the commercial ore body that has been identified, and to resolve any technical, environmental, regulatory, or other constraints which may hinder the successful development of the property.

In order to meet future project expenditures and cover administrative costs, the Company may need to raise additional financing. Although Desert Sun has been successful in raising the funds required to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company. These consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event that the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain its property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing to do so.

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for the preparation of interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the period ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

2.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies reflected in these consolidated interim financial statements have been outlined below and are set out in more detail in the audited consolidated financial statements for the 16-months ended December 31, 2004.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its more than 50%-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

Exploration property, plant and equipment

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the particular properties, following the commencement of commercial production thereon, or written-off if the properties are sold, allowed to lapse or abandoned. The recorded amounts of property acquisition costs and their related deferred exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property, or from the sale of the property. Management's assessment of each project's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Stock-based compensation

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment. For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. The fair value of each option is accounted for in operations, over the vesting period of the options, and the related credit is included in contributed surplus. (See Notes 8 and 9.)

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The most significant estimates are related to recoverability of exploration and development expenditures; exploration property, plant and equipment; and contingencies. Actual results could differ from those estimates.

Foreign currency translation

The Canadian dollar is the functional currency of the Company, all of whose operations are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income or loss.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization which is translated at historical rates, are translated at the average exchange rates for the period.

DESERT SUN MINING CORP.

(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

3. EXPLORATION PROPERTY, PLANT AND EQUIPMENT

	Balance January 1, 2005* $	Additions $	Amortized / Written off $	Balance March 31, 2005 $
Exploration projects				
Pindobacu	-	547,947	-	547,947
Development projects				
Serra de Corrego	274,081	96,161	-	370,242
Morro do Vento	7,422,361	185,094	-	7,607,455
Morro do Vento Extension (Basal)	-	444,765	-	444,765
Canavieiras	489,430	276,938	-	766,368
Joáo Belo Sul	958,434	21,520	-	979,954
Jacobina Mine				
Development costs	15,953,735	7,744,898	-	23,698,633
Attributable exploration	7,006,458	58,569	-	7,065,027
	32,104,499	9,375,892	-	41,480,391

* The total acquisition and exploration expenditure through December 31, 2004 has been allocated to the significant projects that were acquired, explored or developed during the period from commencement of activities by Desert Sun, until December 31, 2004. All future exploration and development expenses will be charged to the particular exploration or development project concerned, and may include a reasonable allocation of any general exploration expenses.

Jacobina Mine, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. ("Valencia") dated May 17, 2002 to acquire a 51% interest in the Jacobina properties. On September 20, 2002 Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest. In September 2003, Desert Sun completed the expenditure commitment, acquired the 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to acquire the remaining 49% interest from Valencia. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. The purchase price was allocated to Exploration Property, Plant and Equipment ($4,547,859) and Real Property ($452,141). An officer and director of the Company is a director of Valencia. Desert Sun owns 100% of the Jacobina property, having acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

Valencia has provided certain indemnities to Desert Sun for liabilities which were outstanding at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities; liabilities to third parties; as well as labour and health related claims by former employees ($2.1 million has been accrued at March 31, 2005). An estimate of the possible further settlements relating to silicosis, for which Valencia has indemnified Desert Sun, is between $6 million and $9 million. It is management's belief, however, that the labour related claims are substantially without merit and Desert Sun and Valencia are defending the actions vigorously.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	**March 31, 2005 Net $**	December 31, 2004 Net $
Canada				
Computer equipment	13,894	2,934	**10,960**	8,570
Office furniture and equipment	5,956	946	**5,010**	12,531
Brazil				
Equipment	14,447,813	267,846	**14,179,967**	5,070,869
Vehicles	757,701	237,838	**519,863**	2,306,143
Computer equipment	256,454	28,400	**228,054**	207,497
Office furniture and equipment	72,363	2,522	**69,841**	49,087
Real property (Note 3)	452,141	-	**452,141**	452,141
	16,006,322	540,486	**15,465,836**	8,106,838

5. SHARE CAPITAL

a) *Authorized* - Unlimited number of common shares.

b) *Issued*

	Number of Shares #	Amount $
Issued at, August 31, 2003	*32,868,484*	*16,952,085*
Issued for Jacobina gold property (Note 3)	1,851,852	3,000,000
Private placements [i]	33,672,810	51,198,701
Warrant valuation	-	(9,143,681)
Exercise of warrants - cash proceeds	4,241,950	3,284,933
Exercise of warrants - warrant valuation allocation	-	841,847
Exercise of stock options - cash proceeds	540,833	344,183
Exercise of stock options - option valuation allocation	-	50,500
Share issue costs	-	(3,882,009)
Issued at, December 31, 2004	*73,175,929*	*62,646,559*
Private placement – March 2005 [II]	10,729,614	25,000,001
Warrant valuation [II]	-	(3,650,000)
Exercise of warrants - cash proceeds	83,500	112,725
Exercise of warrants - warrant valuation allocation	-	25,248
Exercise of stock options - cash proceeds	250,000	293,500
Exercise of stock options - option valuation allocation	-	116,500
Share issue costs	-	(1,653,930)
Issued at, March 31, 2005	**84,239,043**	**82,890,603**

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

5. SHARE CAPITAL (continued)

(i) $11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.

$20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 and expires on November 20, 2008. The gross proceeds have been prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $15,489,752; warrants - $4,510,250. The Black-Scholes option pricing model was used to determine the fair market value of the warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

$20 million bought deal financing

In October 2004, the Company completed a bought deal financing pursuant to which it raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The underwriting syndicate for the offering was led by Sprott Securities and included CIBC World Markets Inc., GMP Securities and Salman Partners Inc. The gross proceeds have been prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $15,366,568; warrants - $4,633,431. The Black-Scholes option pricing model was used to determine the fair market value of the warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 4 years.

(ii) $25 million bought deal financing

In March 2005, Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters purchased 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consists of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The gross proceeds have been prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $21,350,001; warrants - $3,650,000. The Black-Scholes option pricing model was used to determine the fair market value of the warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 3.75 years.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

6.   WARRANTS

The following summarizes the warrant activity during the period:

	March 31, 2005		December 31, 2004	
	Number of warrants #	Weighted Average Exercise Price $	Number of warrants #	Weighted Average Exercise Price $
Balance, beginning of period	14,809,681	2.34	7,288,260	1.00
Issued – equity financings	2,682,404	2.50	12,778,904	2.50
Issued [i]	300,000	2.50	--	--
Exercised	(83,500)	1.35	(4,241,950)	0.77
Expired	--	--	(1,015,533)	1.25
Balance, end of period	17,708,585	2.37	14,809,681	2.34

(i)   In the three months ended March 31, 2005, Desert Sun issued 300,000 warrants as compensation as it evaluated alternative sources of financing available to the Company. The fair market value of these warrants was determined using the Black-Scholes model, applying the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 3.83 years.

Summary of warrants outstanding at March 31, 2005:

Expiry Date	Number of Warrants #	Exercise Price $	Amount (*) $
July 22, 2005	1,947,277	1.35	588,799
November 20, 2008	15,761,308	2.50	13,169,581
	17,708,585		13,758,380

(*) Black-Scholes valuation

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

7. **STOCK OPTIONS**

The number of common shares subject to options granted under the Company's stock option plan (and under all other management options and employee stock purchase plans) is limited to 8,500,000 common shares in aggregate, and with respect to any one optionee, to 5% of the issued and outstanding common shares of the Company at the date of the grant of the option. Options issued are exercisable for a period determined by the board of directors, which cannot exceed five years. Effective January 21, 2004, unless determined otherwise by the Board of Directors, all options granted under the Plan will vest and become exercisable immediately. (See Note 17 – Subsequent events.)

The following summarizes the stock option activity during the period:

	March 31, 2005		December 31, 2004	
	Number of Options #	Weighted Ave. Exercise Price $	Number of Options #	Weighted Ave. Exercise Price $
Balance, beginning of period	8,140,163	1.33	3,133,497	0.79
Granted during the period (Note 8(b))	1,050,000	2.06	5,547,499	1.57
Exercised during the period	(250,000)	1.17	(540,833)	0.64
Balance, end of period	**8,940,163**	**1.42**	8,140,163	1.33

As of March 31, 2005, the following options to acquire common shares were outstanding:

Expiry Date	Number of Options #	Exercise Price ($)
July 11, 2007	590,000	0.38
September 16, 2007	42,000	0.40
September 16, 2007	132,000	0.60
September 16, 2007	132,000	0.80
February 4, 2008	1,146,664	1.00
April 23, 2008	225,000	1.00
July 2, 2008	100,000	1.00
July 23, 2008	75,000	1.10
September 23, 2008	2,150,000	1.62
October 21, 2008	400,000	1.65
November 17, 2008	50,000	1.95
December 11, 2008	85,000	1.57
December 22, 2008	1,362,499	1.70
April 7, 2009	100,000	1.60
September 20, 2009 (Note 8(b))	1,000,000	1.20
November 8, 2009 (Note 8(b))	50,000	1.45
October 5, 2009 (Note 8(b))	150,000	1.45
November 24, 2006 (Note 8(b))	100,000	1.86
January 10, 2010 (Note 8(b))	100,000	1.94
March 22, 2010 (Note 8(b))	950,000	2.07
	8,940,163	

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

8.   STOCK OPTION COMPENSATION

(a)   During the sixteen months ended December 31, 2004, 4,247,499 stock options were unconditionally granted to the Company's directors, officers and consultants and the Black-Scholes valuation of $4,419,024 charged to operations. The Black-Scholes option pricing model was used to determine the fair market value of these options using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

(b)   In the months September through to November 2004, 1,300,000 options, and in the three months ended March 2005, 1,050,000 options, for a total of 2,350,000 options, were conditionally granted to directors, officers and consultants of the Company. As shareholder approval had not been obtained for these issues as at March 31, 2005, no compensation expense is recorded in these consolidated financial statements. Upon shareholder approval, which was given on April 20, 2005, the fair market value of $1,103,150 and $1,435,900, for a total of $2,539,050 will be recorded as a stock based compensation expense over the vesting period of the options granted. The Black-Scholes option pricing model was used to determine the fair market value of these options using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

9.   CONTRIBUTED SURPLUS

The following summarizes contributed surplus activity during the period:

	March 31, 2005 $	December 31, 2004 $
Balance, beginning of period	5,023,881	428,419
Stock-based compensation during the period	-	4,419,024
Stock options exercised during the period	(116,500)	(50,500)
Warrants expired during the period	-	226,938
Balance, end of period	4,907,381	5,023,881

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

9.   CONTRIBUTED SURPLUS (continued)

Included in contributed surplus are the following valuations regarding stock and compensation options:

Expiry Date	Number of Options #	Exercise price ($)	Amount (*) ($)
July 22, 2005	227,272	1.10	179,545
February 4, 2008	150,000	1.00	48,500
April 23, 2008	225,000	1.00	47,250
July 23, 2008	75,000	1.10	19,124
September 23, 2008	2,150,000	1.62	2,279,000
October 21, 2008	400,000	1.65	432,000
November 17, 2008	50,000	1.95	64,000
December 11, 2008	85,000	1.57	87,550
December 22, 2008	1,362,499	1.70	1,348,874
April 7, 2009	100,000	1.60	104,600
Cancelled options			70,000
Expired warrants			226,938
			4,907,381

(*) Black-Scholes valuation

10.   LONG-TERM OBLIGATIONS

	March 31, 2005 $	December 31, 2004 $
Supplier credit facilities, denominated in United States Dollars, bearing interest at the 24-month United States Dollar Swap rate applicable at the time of delivery plus 5.75%, repayable in quarterly instalments, collateralized by security over the particular asset financed, maturing November 30, 2006. [The effective rate of interest applicable to this supplier credit facility is 8.71%.]	3,537,250	501,836
Less: Current portion	1,921,498	187,696
Long-term portion	1,615,752	314,140

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

11.   COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has entered into contracts with the international supplier of its fleet of mining equipment for the financing of certain of the mining equipment acquired for use at the Jacobina Mine. In addition, the Company has negotiated a full service contract with this supplier, for the maintenance of the mining equipment provided by them. Financial obligations in terms of this service contract include both a fixed component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected below. For further information, please refer to the 2005 Management Information Circular.

(in thousands of Canadian dollars)	**2005**	**2006**	**2007**
Service contract	326	435	36
Management contracts	932	705	588
TOTAL	1,258	1,140	624

12.   INCOME TAXES

The estimated taxable income for the period is nil. Tax assets arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized. For further information on the Company's actual losses for tax purposes, refer to Note 12 of the December 31, 2004 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

13.   RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)   Management and administrative services expense includes $22,500 (first quarter 2004 - $22,500), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b)   Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun is reimbursed by these companies for their proportional share of the common expenses. At March 31, 2005 amounts receivable included $433,000 (December 31, 2004: $158,000) from these companies.

(c)   Other payables and other receivables consist of amounts that are expected to be paid in taxes and royalties, and to settle historical creditors in Brazil, for which the Company is indemnified by Valencia. This amount does not include any amounts that might become due in respect of outstanding legal claims against JMC relating to silicosis, for which the Company is also indemnified by Valencia. In the period under review the Company paid $110,000 (16-months ended December 31, 2004: $1.68 million) to settle amounts in terms of the indemnity, and has been refunded $1.60 million by Valencia to date, with $189,000 included in amounts receivable at March 31, 2005. An officer and director of the Company is a director of Valencia.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

14. SEGMENTED INFORMATION

Geographic segmentation of the Company's assets is as follows:

	March 31, 2005 $	December 31, 2004 $
Canada	30,469,666	22,980,151
Brazil	62,097,718	41,896,318
	92,567,384	64,876,469

All expenses included in the consolidated statement of operations were incurred in Canada.

15. FINANCIAL INSTRUMENTS

<u>Fair Value</u>

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying amounts for cash and short-term investments, amounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

<u>Foreign Exchange Risk</u>

Certain of the Company's expenses are incurred in United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

On March 3, 2005 Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the year.

16. COMPARATIVE FIGURES AND CHANGE OF YEAR END

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

Desert Sun has changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. ("JMC") is required to have a year end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, Desert Sun's principal assets, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company implemented this change by having a transition period of 16 months, with the last day of the transition period being December 31, 2004.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)

Three Months Ended March 31, 2005 (Unaudited)

---

17. SUBSEQUENT EVENTS

At the Annual and Special Meeting of Shareholders held on April 20, 2005, shareholders approved a resolution authorizing certain amendments to the Company's stock option plan (the "SOP"), among other things, to bring the SOP current with the new rules implemented by the Toronto Stock Exchange. The amendments, which are subject to regulatory approval, will permit the Company to issue options to purchase common shares equal to 12.5% of the issued and outstanding common shares of the Company, and also permit that options that have been exercised or options that have expired will return to the SOP and once again be available for grant by the Company under the SOP. All stock options granted to date now constitute unconditional grants.

Also at the Annual and Special Meeting of Shareholders held on April 20, 2005, Shareholders approved the adoption of a share compensation plan (the "SCP"). The proposed SCP would permit the issuance of up to 2,000,000 common shares of the Company. The board of directors has approved the issuance of 1,500,000 common shares, subject to regulatory approval of the SCP.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Bruce Humphrey, the President and Chief Executive Officer of **Desert Sun Mining Corp.**, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Desert Sun Mining Corp.** (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: <u>May 13, 2005</u>

<u>*"Bruce Humphrey"*</u>
Bruce Humphrey
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of **Desert Sun Mining Corp.**, certify that:

4. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Desert Sun Mining Corp.** (the issuer) for the interim period ending March 31, 2005;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: <u>May 13, 2005</u>

<u>*"Stephen Woodhead"*</u>
Stephen Woodhead
Chief Financial Officer

DESERT SUN MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 31, 2005

(All amounts stated in Canadian dollars, unless otherwise indicated)

CONTENTS

This interim report, including this MD&A contains certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, exploration results and future plans and objectives of Desert Sun are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Desert Sun's expectations are disclosed in its documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities and include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors..

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Desert Sun undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This interim report, including this MD&A, also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1. Introduction

This discussion and analysis of the consolidated operating results and financial condition of Desert Sun Mining Corp. ("Desert Sun", or the "Company") for the three months ended March 31, 2005 should be read in conjunction with the related Consolidated Financial Statements, including the notes thereto, as well as the audited consolidated financial statements and notes for the 16-months ended December 31, 2004.

Desert Sun was originally incorporated (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on May 21, 1980. In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp. and on March 20, 2003, Desert Sun was continued under the Canada Business Corporations Act.

The unaudited consolidated interim financial statements and related notes of Desert Sun have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for the preparation of interim financial information. Desert Sun's policies are consistent with accounting policies generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 18 to the audited Consolidated Financial Statements for the 16-months ended December 31, 2004.

Desert Sun's Consolidated Financial Statements and related notes are expressed in Canadian dollars. All amounts in this report are in Canadian dollars, except where otherwise indicated.

Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical disclosure contained within this document.

Change in the ending date of Financial Year
Desert Sun has changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. ("JMC") is required to have a year end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, Desert Sun's principal assets, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company implemented this change by having a transition year of 16 months, with the last day of the transition year being December 31, 2004.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the commencement of this report.

2. Vision and Strategy

Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals; with a focus on the gold industry. The Company's principal asset is the Jacobina Gold Mine and associated 155-kilometer Bahia Gold Belt, located in the State of Bahia in northeastern Brazil. The Jacobina Mine was commissioned in the period under review and is producing gold.

The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol **DSM**, on the American Stock Exchange under the symbol **DEZ** and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol **DRT**.

The Company has a strong management team, board of directors and special advisory board, with diverse expertise in gold exploration, mine development and finance. Desert Sun's goal is to grow the Company into a **250,000 ounce per year producer within three to four years**. The Company's primary growth strategy continues to focus on Brazil and the development of its Jacobina Mine, where Desert Sun expects to develop four further mining areas within 10 kilometers of the existing plant site.

Desert Sun's management believes gold bullion and gold shares remain in the early stages of a long-term secular bull market expected to last for another five years. As a result, Desert Sun is unhedged.

The next few years should be exciting for Desert Sun shareholders. The Company has three unique growth pillars: a producing gold mine, development projects that will significantly expand its gold production base to become an intermediate-sized gold producer, and excellent exploration targets on its extensive land holdings.

3. Overview of First Quarter

Desert Sun is a North American-based gold producer engaged in the exploration for, and development, extraction and processing of gold. The Company's primary asset and key value driver is its Jacobina Mine, and the associated 155-kilometer Bahia Gold Belt. Desert Sun has a strong and liquid balance sheet, no debt and has not hedged or sold forward any of its future gold production.

Desert Sun's strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. At March 31, 2005, Desert Sun had treasury assets with a market value of $29.1 million. The Jacobina Mine began gold production on schedule and budget in March 2005.

On March 3, 2005 Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the year.

CORE BUSINESS - GOLD MINING

Jacobina Mine
Desert Sun owns 100% of the Jacobina property and is progressing well with its three-stage development program:

The first stage (2002 - 2003) involved securing exclusive ownership of the Jacobina property and completing a feasibility study that supported the reopening of the Jacobina Mine. This stage was completed in September 2003.

The second stage (2003 - 2005) involved bringing the Jacobina Mine back into production in line with the proposals contained in the SNC Lavalin feasibility study, as modified through the development process. Rehabilitation of the Jacobina Mine started in earnest in April 2004. Existing facilities were refurbished and improvements made in the mining and processing methods. The plant facilities were completed in February 2005, with a rated capacity of 4,200 tonnes per day (24 hours a day), to process 1,512,000 tonnes per annum. The first gold pour took place in March 2005 and annualized production is expected to be some 100,000 ounces per year.

The third stage (2005 - 2008) involves expanding annual production from additional mining areas within the immediate vicinity of the existing plant facilities to over 250,000 ounces. Planning done to date indicates the possibility for developing four additional mining areas within the next three to four years that have the potential to successfully achieve this goal.

The mining method is sublevel retreat, longhole stoping, using electric-hydraulic jumbos, 15-tonne LHDs (Load Haul Dump) and 35-tonne trucks. A ramp and drifts provide access to the mine for men, equipment and materials. The plant uses conventional crushing, grinding and CIP technology. Total capital costs to bring the Jacobina Mine into production, including pre-commercial production operating costs, are expected to be approximately $45 million (approximately US$35 million).

Labour, safety and training
At the end of March 2005 the Company had 293 personnel on site at the Jacobina Mine. This staff complement was supplemented by temporary contractors for a total of 618 individuals on site. Since the start of the Jacobina Mine project in April 2004, the Company has conducted 9,460 hours of safety training. Based on the Ontario Mines and Aggregates Safety and Health Association standards, the Jacobina Mine project including all contractors attained an Accident Frequency value of 13.62, and an Accident Severity value of 10.82.

4. Outlook for the rest of 2005

Desert Sun anticipates continuing the strong forward momentum of the past couple of years in 2005. Total production for 2005 is forecast at approximately 55,000 to 60,000 ounces. Annual steady state production, being 100,000 ounces per annum, is expected to be reached in the third quarter of 2005. Average head grade is projected to be 2.1 g Au/t with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day. Cash costs, at full production, are expected to be approximately US$200 per ounce.

Desert Sun's exploration and development programs for 2005 have a budget of some $13 million, compared with approximately $8 million spent in the sixteen month period September 1, 2003 to December 31, 2004.

An anticipated further decline in the US dollar, geopolitical tensions and lower levels of producer hedging have the potential to push gold prices higher. Desert Sun has no debt and its gold production is entirely unhedged enabling it to fully participate in higher gold prices.

The Brazilian Real remained relatively stable in relation to the Canadian Dollar, the Company's functional currency, during the quarter (averaging $1.00: R$2.17). The Company expects the Brazilian Real to trade within the range of US$1: R$2.6 to R$3.0 during 2005. The Jacobina Mine operating cost structure reflects an exposure of approximately 25% US$ based and 75% R$ based costs. The project is financially robust at the projected worst case limits on the exchange rates.

5. Consolidated Financial Results of Operations

Expenses

(in thousands of Canadian dollars, except per share amounts)

	Three months: March 31, 2005	Three months: Nov. 30, 2003	Fiscal year: 2004	Fiscal year: 2003
Corporate administration	1,328	794	3,725	1,757
Non-recurring cash bonus	495	110	768	318
Non-cash compensation expense	0	0	4,419	249
Amortization and depletion	1	3	7	3
Foreign exchange (gain) / loss	0	0	18	8
Interest expense	0	0	2	1
Interest income	(113)	(72)	(673)	(82)
Net Loss for the Period	1,711	835	8,266	2,254
Per Share: Basic and diluted	*0.02*	*0.02*	*0.14*	*0.09*
Operating cash (outflow)	(2,260)	(1,229)	(2,887)	(1,558)

Three months ended March 31, 2005

On a consolidated basis, Desert Sun recorded a net loss from operations of $1.7 million in the three months ended March 31, 2005, or 2 cents per share; compared with $0.8 million (or 2 cents per share) in the three months ended November 30, 2003.

The statement of operations highlights significant increases in overheads over the comparable period in 2003/4, which includes increased management remuneration due to a higher staff complement and an increased contractual time commitment on the part of the officers of the Company; higher listing and filing fees as a result of the increased market capitalization of the Company (used to calculate exchange annual sustaining fees) and the listing of the Company's securities on the American Stock Exchange; and consulting fees that include $626,500, being the value expensed for the 500,000 warrants committed during the course of considering various financing alternatives for the Company (valued in terms of the Black-Scholes Model). Head office cash operating costs, i.e. cash corporate administration costs less non-cash consulting fees, in the quarter were $701,000, and the Company is projecting a sustainable level of $800,000 per quarter.

As Desert Sun becomes a producing company in 2005, exploration expenditures on non-development projects will be charged to earnings up until the time that it is established that a property has recoverable reserves. Expenditures aimed at increasing reserves and resources at the Jacobina Mine, or at the proximate development projects, will be capitalized. Revenue from gold bullion production will be recognized when title passes to the purchaser and as a result revenue will be recorded when the gold is sold, not when it is produced. The Company anticipates recording gold sales as revenue and reporting on the costs of operation beginning in the third quarter of 2005.

Total acquisition, exploration and development expenditures in the three months ended March 31, 2005 were $9.4 million, compared with $29 million in the sixteen months ended December 31, 2004, and $3 million in the year ended August 31, 2003. All expenditure since 2003 relate to exploration and development activities at the Jacobina Mine and within the Bahia Gold Belt. The increase in exploration expenditures alone, from $3 million in fiscal 2003, to $8 million in fiscal 2004, and $1.6 million in the first three months of fiscal 2005, reflects ongoing efforts to expand the Company's resource and reserve base and to search for additional ore bodies.

Significant operating expenses are as follows:

Management and administrative services *costs, of $771,000 were incurred in the three months ended March 31, 2005, compared with $253,000 in the three months ended November 30, 2003. Included in the above expense is $23,000 (2004: $23,000) paid to a company controlled by a director of Desert Sun, for administrative services. The increase in management costs compared with fiscal 2004 is in line with the growth in the Company; with additional officers and staff being added as well as increased time commitments by existing officers and staff. Ongoing management consulting and administration fees of approximately $300,000 are expected, as the Company's management team is now at full strength.*

Investor relations and shareholders' information expenses were $127,000 in the three months ended March 31, 2005 (three months ended November 30, 2003: $127,000). These expenses relate to a sustained public relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Company management continues with its program of meeting with its shareholders and potential investors. Significant activities during the period included preparation for the Annual and Special Meeting of Shareholders, numerous presentations to targeted audiences in Toronto and across Canada and the U.S.A., and attendance at trade shows.

Travel and entertainment costs were $74,000 in the three months ended March 31, 2005, down from $119,000 in the three months ended November 30, 2003. The travel and entertainment costs relate principally to the investor relations and marketing activities of management as they seek to educate investors about developments at the Company and to the raising of the necessary finance for the development of the Jacobina property. Expenditure in the quarter was lower than can be expected as activities were concentrated mainly in North America. Visits by management to London and Europe are planned for the second quarter of 2005.

Office and miscellaneous expenses were $99,000 in the three months ended March 31, 2005, compared with $112,000 in the first quarter of fiscal 2004. Desert Sun shares office space and administrative services with certain other public companies, which together during 2004 negotiated and upgraded additional office space. These activities were completed in 2004 and the costs of ongoing office administration should be modest as the Company is reimbursed by these other companies for their proportionate share of all common expenses.

6. Operational Review

Significant milestones reached at the Jacobina Mine, and in a very successful exploration program, in the three months were:

1.   Reactivation of the Jacobina Mine, to produce 100,000 ounces of gold per annum at steady state production, at an expected cash cost of approximately US$200 per ounce, with the first gold poured in March 2005;

2.   The estimated mineral reserves at a US$350 per ounce gold price, as of March 1, 2005 are as follows. Mineral reserves are included in the mineral resources stated below.

Estimated Mineral Reserves as of March 1, 2005+							
Area	Proven		Probable		Proven & Probable		
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo*	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Basal Reef**	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego**	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	12,423,000	2.14	14,378,000	2.12	980,000

+ Mineral reserves have been classified in accordance with CIM standards under NI 43-101.
* Desert Sun Mining internal reserve estimation March 1, 2005.
** As per original Dynatec mineral reserve estimation of September 2003, in the SNC Lavalin feasibility study.

3.   An internal review and evaluation of the Company's development projects was completed in January 2005, with Morro do Vento identified as the first development project.

JACOBINA MINE

Reactivation of the Jacobina Mine started in earnest in April 2004. By May 2004, the underground mine was de-watered, by June the rail haulage system removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced. A complete fleet of new equipment was purchased, which included 15-tonne LHDs (Load Haul Dump), 35-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004. The mechanization of the mining operation will allow Desert Sun to reduce manpower levels by over 50% and increase mining capacity by 40% from the previous operation. The plant has been completely refurbished and modernized. Four additional leach tanks have been installed to increase leach time, which will increase the gold recovery from 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon in pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 500 tonnes per hour. The production plant has been fully automated with Siemens technology and will now be operating with 40% less manpower.

The principal focus for the next stage of development continues to be the Morro do Vento zone where Desert Sun expects make a development decision in June 2005. In conjunction with the project development initiative, a plant optimization revie with Amec and Lakefield seeks to evaluate the expansion capacity of the plant. In February 2005 the Company appointe experienced mining engineer, Mr. Flavio Lamberti, to take responsibility for evaluating and undertaking internal feasibili studies on Desert Sun's growing number of potential development projects including Morro de Vento, Canavieiras, Serra c Corrego, and Morro do Vento Extension (Basal/Main reef).

Gold production at the Jacobina Mine is expected to reach a production rate of 8,333 oz. per month by the end of 2005, at cash cost of approximately US$200 per ounce. With additional mine development projects coming on stream in 2006, Dese Sun expects to see gold production continue to grow in the coming years. The plant expansion will be based on the timeline the start-up of the development projects.

EXPLORATION

Desert Sun's wholly owned Bahia Gold Belt property totals some 131,539 hectares, which includes 5,996 hectares in th mining lease, 97,476 hectares of granted exploration concessions and 28,067 hectares of filed applications for exploratic concessions. The property covers a strike length of 155 kilometers over the Jacobina Group sedimentary rocks, whic underlie the Serra do Jacobina mountains. The Company is conducting a major exploration program along the Belt, and ha outlined four major target areas for more detailed follow-up. These targets include a 45+ kilometer strike length extension the Serra do Córrego Formation conglomerates, which hosts the existing mines; the Pindobaçu area 55 kilometers north Jacobina where geological mapping, prospecting, and rock and soil geochemical sampling has identified gold-bearing quar veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzite and metaconglomerates that may be the northern and separate extension of the Serra do Córrego Formation; the Pindobaç Outlier, which extends for 23 kilometers along strike with numerous gold garimpos (free miner workings); and the Maravilh Fault zone, which extends for a strike length of 60 kilometers.

The following table provides the updated resource estimate that has been reviewed and confirmed by Terry Hennesse P.Geo. of Micon International. The resource estimation methodology and classification used is the same as outlined in th August 2003 report by Mr. Hennessey filed on SEDAR.

Summary of Mineral Resources as at December 12, 2004*

Category	Area	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo	2,300,000	2.41	180,000
	Itapicurú**	250,000	5.70	45,000
	Serra do Córrego	10,000	7.50	3,000
	Canavieiras	56,000	6.73	12,000
	Subtotal	2,620,000	2.83	240,000
Indicated	João Belo	10,300,000	2.37	790,000
	Itapicurú**	9,390,000	2.63	790,000
	Serra do Córrego	910,000	2.39	70,000
	Canavieiras	850,000	3.61	100,000
	João Belo Sul	770,000	2.55	60,000
	Subtotal	22,200,000	2.49	1,810,000
Total Measured and Indicated	João Belo	12,600,000	2.38	970,000
	Itapicurú**	9,630,000	2.71	840,000
	Serra do Córrego	920,000	2.44	72,000
	Canavieiras	900,000	3.80	110,000
	João Belo Sul	770,000	2.55	60,000
	Total	24,800,000	2.53	2,050,000

Inferred	João Belo	5,300,000	2.33	390,000
	João Belo-other reefs	1,000,000	3.88	120,000
	Itapicurú**	3,800,000	3.17	390,000
	Serra do Córrego	1,800,000	2.95	170,000
	Canavieiras	3,700,000	2.41	290,000
	João Belo Sul+	3,900,000	1.67	210,000
	Other Areas	2,700,000	3.23	280,000
	Total	**22,200,000**	**2.61**	**1,900,000**

* Totals have been rounded.

** Itapicuru includes Morro do Vento, Morro do Vento Extension and Basal/Main Reef.

+ Previously included in Other Areas.

Morro do Vento

At the **Morro do Vento** target area located 1.5 kilometers north of the processing plant, 80 holes totaling 13,700 meters were completed to December 31, 2004. The target Intermediate reef package is consistently about 60 to 70 meters wide, and extends along the full two kilometer strike length. One surface drill is testing the strike and downdip extension of the Basal and Main reefs. Underground drifts are being prepared to allow access for underground drilling, which is expected to start soon.

An internal review and evaluation of the Company's development projects was completed in January 2005. From this evaluation, the sequence of upcoming development was established with Morro do Vento identified as the first development project. A project development engineering team started work on Morro do Vento in January 2005, an independent 43-101 ore resource has been completed, an internal study was completed in April indicating that underground mining is the best option for this project and an independent feasibility study has been started and is expected to be completed in the second quarter of 2005. Concurrently, an engineering study on optimizing the processing plant for expansion has been started with Vancouver based AMEC Americas Limited. A decision on advancing the project is expected in June.

Canavieiras

The **Canavieiras** area at Jacobina comprises three target areas: conglomerate reefs located between 50 to 100 meters below the historical mine workings; the southeast extension of the reefs that were previously mined; and reefs above the historical mine workings. The former Canavieiras Mine is located 3 kilometers north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometers long and 400 meters wide. In 2004, 41 holes totaling 5,368 meters were completed and as a result the strike length of the reefs below the old workings was extended to at least 300 meters and high grade intersections continue to be returned from the reef extension southeast of the old workings. Both targets continue to be open along strike.

In 2005 to date, 12 holes totaling 1,516 meters have been completed to test reefs below the old workings and 12 holes totaling 471meters have been completed to test extensions of previously mined reefs. Results have been received from two and nine of the holes drilled in each of these target areas, respectively. Currently one surface drill rig and two underground rigs are operating at Canavieiras. The mine is being re-surveyed and an underground development heading is being extended to allow enhanced drill access to test the potential extension of reefs previously mined and the MU/LU reefs.

Target Reefs below old workings
· The MU (Middle Unit) zone grading at 8.40 g Au/t (7.84 g Au/t with highs cut to 30 g Au/t) over a true width of 15.2 meters and the LU (Lower Unit) zone grading at 9.29 g Au/t (7.75 g Au/t with highs cut to 30 g Au/t) over 6.4 meters. This surface hole intersected the reefs about 37 meters west and 22 meters north of a previous hole which intersected 7.0 g Au/t over a true width of 24.0 meters;
· 1.70 g Au/t over a true width of 6.8 meters and 2.41 g Au/t over 4.4 meters.

Target Reefs extending zones previously mined
· 4.49 g Au/t over 3.0 meters true width;
· 3.35 g Au/t over 7.0 meters true width;
· 7.62 g Au/t over 1.1 meters true width; and
· 4.72 g Au/t over 1.2 meters true width.

Pindobaçu

Desert Sun is carrying out a reconnaissance diamond drill program to test several targets identified from geological mapping/sampling and soil geochemistry undertaken by Desert Sun, as well as an induced polarization geophysical survey by Fugro-LASAGeomag, in the northern portion of the Bahia Gold Belt at **Pindobaçu**; an area located 50 kilometers due north of the town of Jacobina. The Pindobaçu target is accessible by paved road from Jacobina and is 2 kilometers west of the town of Pindobaçu. The mineralogy and geochemistry of this system are remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina Mine area to the south. The regional Pindobaçu Fault system, which forms the eastern boundary of the Jacobina Basin, is clearly a major focus of hydrothermal alteration and mineralization. This mineralized structure probably extends for at least 15 kilometers along strike and the alteration zone is up to 100 meters wide.

In 2005, thus far, eight diamond drill holes totaling 1,385 meters have been completed in the Pindobaçu area with assay results received from six of these holes. In addition, Fugro-Lasa-Geomag completed a further 50 line kilometers of induced polarization geophysical survey over a number of target areas and priority anomalies, identified from this survey, will be drill-tested later in the program. Detailed geological mapping and soil geochemical sampling continue to be carried out to better characterize the extensive mineralized system in the Pindobaçu area.

Three holes were drilled on an east-west section designed to both follow up a previous hole that intersected 5.46 g Au/t over a true width of 21.9 meters and to characterize the nature of the faulted contact between the Archean Mundo Novo volcanic rocks and the silicified Proterozoic Jacobina Group quartzites in which most of the gold mineralization appears to occur. The first hole intersected 0.74 g Au/t over an 18.0 meter true width in a strongly silicified and oxidized zone. A second intersected 6.57g Au/t over a true width of 1.9 meters before being lost to caving. The deepest hole drilled intersected a strongly silicified zone with several intervals of gold mineralization, including 2.65 g Au/t over 4.4 meters true width. These holes indicate that the silicified and mineralized zone is approximately 50 meters thick and is along an extensive regional thrust fault that extends to a depth of at least 170 meters. Regional geological mapping indicates that the gold garimpos (free miner workings) associated with this structure extend for a strike length of 38 kilomtres from Biquinha, 23 kilomtres south of the town of Pindobaçu, to Fumaça, 15 kilomtres north of Pindobaçu.

Jacobina Basin Study

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, recently carried out a study of the Jacobina Basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with Desert Sun personnel led by senior geologist Pedro Moura de Macedo, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers, which are exposed in a large tectonic window across an area 5,000 meters long by 900 meters wide about 5 kilometers northwest of Pindobaçu. Gold garimpos (free miner workings) occur around this "window" near the contact with volcanic rocks of the Mundo Novo Formation, which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about 6 kilometers south of the town of Pindobaçu, north of which is the Pindobaçu Compartment and to the south is the Jacobina Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles, and typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine area in the Jacobina Compartment and potentially around Mina Velha, 5 kilometers northwest of Pindobaçu, in the Pindobaçu Compartment.

7. Liquidity and Capital Resources

The following table summarizes the Company's consolidated cash flows and cash on hand:

(in thousands of Canadian dollars)	Three months: March 31, 2005	Three months: Nov. 30, 2003	Fiscal year: 2004	Fiscal year: 2003
Cash and equivalents	29,148	32,884	21,356	6,832
Working capital	26,787	32,861	19,803	6,414
Cash used by operating activities	(2,260)	(1,229)	(2,887)	(1,558)
Cash used by investing activities	(13,701)	(3,022)	(33,536)	(3,154)
Cash provided by financing activities	23,752	30,302	50,946	9,809

Cash Resources
The increase in cash and equivalents from $21.4 million at December 31, 2004 to $29.1 million at March 31, 2005 is primarily attributable to the issuance of capital stock by way of a bought deal in March 2005.

In the three months, $23.8 million (fiscal 2004 – $51 million) was raised, net of issue costs, through the issuance of common shares. A total of $23.3 million was raised in a brokered private placement with the balance received from the exercise of options ($294,000) and warrants ($113,000).

Desert Sun remains debt free (except to the extent of supplier extended credit terms) and its gold production and reserves are totally unhedged. Desert Sun has no unfunded pension liabilities. All financial commitments associated with financed equipment are included in liabilities upon receipt of the associated asset by the Company. Other than the agreement for the purchase of Brazilian Real through 2006 (see Section 3), Desert Sun does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Uses of Liquidity
Desert Sun's cash requirements over the next 12 months will be primarily to fund:
• Development of the Jacobina Mine;
• Development of the further mining areas proximate to the current processing plant;
• Exploration within the mining area to facilitate the development of these additional mines;
• Exploration further afield, but within the 100% controlled, 155-kilometer Bahia Gold Belt; and
• Corporate administration and working capital.

Desert Sun estimates that the total additional capital costs to complete development of the Jacobina Mine to be approximately $6 million. Corporate administration costs are estimated to be approximately $3.2 million for 2005. The Company currently, and through projected operating revenues, has the financial resources to complete development of the Jacobina Mine, undertake an aggressive exploration program and fund anticipated corporate administration and working capital requirements. Management is investigating alternative financing strategies, including selling additional shares and local and project financing loans, to fund development of the additional mining areas over the next three to four years.

Commitments and Contractual Obligations

The Company has entered into contracts with an international supplier for the financing of its initial fleet of mining equipment for use at the Jacobina Mine. While the amounts payable under the financing contracts relating to the equipment are recorded as current and long-term obligations in the financial statements, the Company has also negotiated a full service contract with this supplier for the maintenance of the mining equipment provided by them. Financial obligations in terms of this service contract include both a fixed component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. For further information, please refer to the 2005 Management Information Circular.

(in thousands of Canadian dollars)	2005	2006	2007
Service contract	326	435	36
Management contracts	932	705	588
TOTAL	1,258	1,140	624

In connection with exploration and development activities, the Company is required to make certain payments regarding mining licenses, leases, occupation and surface rights. If the properties are no longer of interest to Desert Sun it can stop making the payments, although its property rights will terminate. There are no long-term contractual arrangements with any related parties that create or result in any obligations that are not on an arm's-length basis.

Change in Non-Cash Operating Working Capital

(in thousands of Canadian dollars)

	Three months: March 31, 2005	Three months: Nov. 30, 2003	Fiscal year: 2004	Fiscal year: 2003
Decrease (increase) in current assets:				
Amounts receivable and prepaid expenses	(645)	3	(1,386)	(27)
Other receivables	(633)	-	(1,492)	-
Inventories	(1,887)	-	(362)	-
Increase (decrease) in current liabilities:				
Accounts payable and accrued liabilities	1,606	(399)	2,695	471
Other payables	633	-	1,492	-
Other	-	-	6	-
Total	(926)	(396)	953	444

The most important contributor to the increase in working capital during the three months ended March 31, 2005 was the expenditure on inventories. The initial stocking of the spares inventory began late in 2004 and will be completed in the second quarter of 2005. Thereafter levels should stabilize. Inventories required by the Company have been contained as a result of the full service agreement concluded covering the major mining equipment, with all spares in this regard being provided by the supplier on a consignment stock basis.

Investing Activities

(in thousands of Canadian dollars)

Mining Interests	Three months: March 31, 2005	Three months: Nov. 30, 2003	Fiscal year: 2004	Fiscal year: 2003
Jacobina Mine – development costs	(7,745)	-	(15,954)	-
Exploration and development projects	(1,631)	(3,006)	(9,785)	(3,112)
Capital assets	(4,325)	(16)	(7,797)	(42)
Total	(13,701)	(3,022)	(33,536)	(3,154)

Development of the Jacobina Mine infrastructure is nearing completion, with the first gold pour having taken place in March 2005. Approximately $6 million in further capital and pre-production costs are expected as the commissioning process proceeds, and the mine ramps up to operating capacity. Capital asset (net) acquisitions in the three month period were $7.35 million, but $3.04 million thereof was financed in terms of credit arrangements with the supplier. The exploration program, and related expenditure, started off slowly during the three months under review. The drilling program had been slowed late in 2004 to allow for data compilation activities that resulted in the new resource and reserve estimates in December 2004 and to take into account the poor conditions from a weather perspective. With the rainy season coming to an end, and the necessary funding in place, the exploration program has moved into high gear in the second quarter both in the northern 'blue sky' areas and at the development projects in the vicinity of the Jacobina Mine.

Financing Activities

In March 2005 Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters agreed to purchase 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consists of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The warrants trade on the Toronto Stock Exchange under the symbol **DSM.WT**.

In October 2004, Desert Sun completed a bought deal financing pursuant to which, as a result of the underwriters fully exercising their over-allotment option, it raised $20 million through the issuance of 13,793,103 Units at a price of $1.45 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is

11

exercisable at a price of $2.50 until November 20, 2008. The warrants trade on the Toronto Stock Exchange under the symbol **DSM.WT**. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc.

In November 2003, Desert Sun raised $20 million through the issuance of 11,764,707 Units at a price of $1.70 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 for a period of five years, until November 20, 2008. These warrants trade on the Toronto Stock Exchange under the symbol **DSM.WT**. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc.

In September 2003 the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.

8. Critical Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. The Company's critical accounting policies are those that affect the consolidated financial statements and are summarized in Note 2 of the Audited Consolidated Financial Statements for the 16-months ended December 31, 2004. Critical accounting policies and estimates in the period included capitalization of exploration/development expenditures and the recognition of impairment of those assets, accounting for foreign currency translation, the choice of GAAP, and contingent liabilities. Actual results could differ from these estimates.

9. Risks & Uncertainties

Nature of Mining, Mineral Exploration and Development Projects
The Company's mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Through high operational standards, emphasis on training and continuous improvement, Desert Sun works to reduce the mining risks. The Company also maintains insurance to cover normal business risks.

Gold Price
The principal business of the Company will be the production of gold. Desert Sun's future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Desert Sun is better positioned than most of its competitors to withstand low commodity prices due to the relatively low cash cost per ounce at the Jacobina Mine. However, if, as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. The Company does not enter into gold price hedging programs, which would only be considered to the extent necessary to satisfy any lender requirements for loan transactions.

Currency Fluctuations
By virtue of its international operations, the Company incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially. Desert Sun's future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all of the revenues will be earned in US dollars, while a substantial portion of the operating and capital expenditures will be in Brazilian Real. Desert Sun will actively hedge the United States dollar against strengthening of the Brazilian Real when this is considered prudent.

Risk of contingent liabilities
Desert Sun owns 100% of Jacobina Mineração e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment. In terms of the agreement under which the Company acquired JMC, Valencia Ventures Inc. ("Valencia") provided certain indemnities to Desert Sun for outstanding

liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. Claims relating to silicosis, for the period prior to the Company's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to some $6 to $9 million. It is management's belief that the labour related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously. Valencia has consistently met its obligations to the Company under this indemnity.

For a more complete description of the uncertainties and risk factors faced by the Company, please refer to Management's Discussion and Analysis of the audited consolidated financial statements for the 16-months ended December 31, 2004.

10. Quarterly (unaudited) **and Annual Data**

Summary of Quarterly Results

(in thousands of Canadian dollars, except per share amounts)

	2005 1st quarter	2004 5th quarter	2004 4th quarter	2004 3rd quarter	2004 2nd quarter	2004 1st quarter	2003 4th quarter	2003 3rd quarter	2003 2nd quarter
	Mar 31 2005	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Nov 30 2003	Aug 31 2003	May 31 2003	Feb 28 2003
	3-months	3-months	3-months	3-months	4-months	3-months	3-months	3-months	3-months
Revenue	--	--	--	--	--	--	--	--	--
Net Loss for the period	1,711	1,368	567	543	4,953	835	637	442	795
Net Loss per share – basic and diluted	0.02	0.01	0.01	0.01	0.09	0.02	0.02	0.01	0.04

Included in the net loss for the 2004 fiscal year were the following non-cash compensation expenses (as calculated in terms of the Black-Scholes Model): for the three months ended June 30, 2004: $104,600 and for the four months ended March 31, 2004: $4,314,424. Excluding these book entries the net loss for the fifth, fourth, third, second (four-month) and first quarters would be $1,368,317, $566,701, $438,264, $638,262 and $834,985, respectively.

In the first quarter of fiscal 2005, the net loss included consulting services relating to the evaluation of financing alternatives that have been / will be settled through the issue of 500,000 warrants. The net loss for the three months ending March 31, 2005, excluding this non-cash expense (calculated in terms of the Black-Scholes Method), was $1,084,305.

Selected Annual Information

(in thousands of Canadian Dollars, except per share amounts)

	December 31, 2004 (16-months)	August 31, 2003 (12-months)	August 31, 2002 (12-months)
Revenue	--	--	--
Net Loss for the period	8,266	2,254	125
Net Loss per share – basic and diluted	0.14	0.09	0.01
Total Assets	64,876	10,088	1,812
Total Long-term Liabilities	314	--	--
Dividends	--	--	--

The Company is in the mine development stage and has no production related income or expenses.

The principal source of cash for use in operations has been the issue of common shares. The Company completed three equity financings in fiscal 2004 for gross proceeds of $51.2 million, and one equity financing in fiscal 2005 for gross proceeds of $25.0 million.

11. Related Party Transactions

Included in other receivables and other payables is $2.1 million that is expected to be paid in taxes and royalties, to settle historical creditors in Brazil, and to settle legal claims for which judgement has been enforced against the Company; for which Desert Sun is indemnified by Valencia. This amount does not include any amounts that might become due in respect of legal claims against JMC relating to silicosis in respect of cases pending or before the courts, for which the Company is also indemnified by Valencia. In the period under review, the Company paid $110,000 to settle amounts in terms of the indemnity for which it expects to be refunded by Valencia shortly. An officer and director of the Company is a director of Valencia Ventures Inc.

Desert Sun shares its premises with other public companies that have common directors and / or officers. Desert Sun is reimbursed by these companies for their proportional share of common expenses. At March 31, 2005 amounts receivable included $433,000 (December 31, 2004: $158,000) due by these companies to Desert Sun.

Management and administrative services expense includes $22,500 (first quarter 2004 - $22,500), which was paid to a company controlled by an officer and director of the Company for administrative services.

The Company engages certain directors to provide business advice and administrative services as they are highly qualified and knowledgeable of the Company's affairs. Payments are based on the fair value of such services as determined by management. There are expected to be ongoing service commitments resulting from contractual agreements for these engagements.

12. Subsequent events

At the Annual and Special Meeting of Shareholders held on April 20, 2005, shareholders approved a resolution authorizing certain amendments to the Company's stock option plan (the "SOP"), among other things, to bring the SOP current with the new rules implemented by the Toronto Stock Exchange. The amendments, which are subject to regulatory approval, will permit the Company to issue options to purchase common shares equal to 12.5% of the issued and outstanding common shares of the Company, and also permit that options that have been exercised or options that have expired will return to the SOP and once again be available for grant by the Company under the SOP. All stock options granted to date now constitute unconditional grants.

Also at the Annual and Special Meeting of Shareholders held on April 20, 2005, Shareholders approved the adoption of a share compensation plan (the "SCP"). The proposed SCP would permit the issuance of up to 2,000,000 common shares of the Company. The board of directors has approved the issuance of 1,500,000 common shares, subject to regulatory approval of the SCP.

13. Supplement to the Consolidated Financial Statements

As at May 13, 2005, the following items were issued and outstanding:

- 84,314,043 common shares;

- 8,940,163 common share purchase options at an average price of $1.42, maturing at various dates until March 22, 2010; and

- 17,633,585 warrants at an average price of $2.37, maturing July 22, 2005 (1,872,277) and November 20, 2008 (15,761,308).

May 13, 2005

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165   www.desertsunmining.com

For Further Information Contact:
Naomi Nemeth
Vice President of Investor Relations
416-861-5901
1-866-477-0077

Press Release   13 – 2005

TORONTO STOCK EXCHANGE
SYMBOL: DSM
AMERICAN STOCK EXCHANGE
SYMBOL: DEZ

May 13, 2005

DESERT SUN'S FIRST QUARTER 2005 RESULTS

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) has commenced production at the Jacobina Mine in Bahia State, Brazil, with the first gold pour having taken place in March 2005. At March 31, 2005, Desert Sun had treasury assets with a market value of $29.1 million (Canadian Dollars, unless otherwise indicated). Jacobina Mine development is substantially complete with steady state production, being 100,000 ounces per annum, expected to be reached in the third quarter of 2005. Total production for 2005 is forecast at 55,000 to 60,000 ounces. Annual average head grade is projected to be 2.1 g Au/t with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day. Cash costs, at full production, are expected to be approximately US$200 per ounce.

On a consolidated basis, Desert Sun recorded a net loss from operations of $1.7 million in the three months ended March 31, 2005, or 2 cents per share; compared with $0.8 million (or 2 cents per share) in the three months ended November 30, 2003. Desert Sun changed its financial year-end from August 31 to December 31, with a transition year of 16-months ending December 31, 2004. The loss from operations in the period under review includes a non-cash charge of $0.6 million, being the value calculated in terms of the Black-Scholes Model for the 500,000 warrants committed while exploring the various financing alternatives available to the Company. The net loss from operations for the period included increased management and administration fees, due to the addition of staff and higher contractual time commitments by existing officers, reduced investor relations and travel expenses reflecting the focus of such activities within North America in the period, and substantial listing and filing fees as a result of the higher market capitalization of the Company and its listing on the American Stock Exchange.

Exploration expenditure outside of the Jacobina Mine during the period totaled $1.6 million, while $7.8 million was incurred in development costs and $7.4 million on the acquisition of plant and equipment to reactivate the Jacobina Mine. Development costs to date to reactivate the Jacobina Mine total $39.1 million, with a further $6 million expected to be incurred in the second quarter before commercial production, for total pre-production costs of approximately US$35 million. Capitalized acquisition and exploration expenditure attributable to the Jacobina Mine to March 31, 2005 was $7.1 million, with a further $10.2 million allocated to five development projects presently under review.

The increase in cash and equivalents from $21.4 million at December 31, 2004 to $29.1 million at March 31, 2005 is primarily attributable to the issuance of capital stock through a bought deal in March 2005. Desert Sun issued 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consists of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008.

Desert Sun's cash requirements over the next 12 months will be primarily to fund:
• Development of the Jacobina Mine;
• Development of the further mining areas proximate to the current processing plant;
• Exploration within the mining area to facilitate the development of these additional mines;
• Exploration further afield, but within the 100% controlled, 155-kilometer Bahia Gold Belt; and
• Corporate administration and working capital.

At the Jacobina Mine and along the 155 kilometer Bahia gold belt:

1.   The reactivation of the Jacobina Mine started in April 2004. The underground mine was de-watered, the rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started and ore development commenced. A complete fleet of new equipment was purchased and has been delivered, new ventilation, compressed air and electrical systems were installed, and mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed. The mechanization of the mining operation will allow Desert Sun to reduce manpower levels by over 50% and increase mining capacity by 40% from the previous operation. The plant has been completely refurbished and modernized. Four additional leach tanks have been installed to increase leach time, which will increase the gold recovery from 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon in pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 500 tonnes per hour. The production plant has been fully automated with Siemens technology and will now be operating with 40% less manpower.

2.   The principal focus for the next development project continues to be the Morro do Vento zone where Desert Sun expects to make a development decision in June 2005. In conjunction with the project development initiative, a plant optimization review with AMEC and Lakefield seeks to evaluate the expansion capacity of the plant. In February 2005 the Company appointed experienced mining engineer, Mr. Flavio Lamberti, to take responsibility for evaluating and undertaking internal feasibility studies on Desert Sun's growing number of potential development projects including Morro de Vento, Canavieiras, Serra de Corrego, and Morro do Vento Extension (Basal/Main reef).

3.   In 2005 to date, at Canavieiras, 12 holes totaling 1,516 meters have been completed to test reefs below the old workings and 12 holes totaling 471meters have been completed to test extensions of previously mined reefs. Currently one surface drill rig and two underground rigs are operating at Canavieiras. The mine is being re-surveyed and an underground development heading is being extended to allow enhanced drill access to test the potential extension of reefs previously mined and the MU/LU reefs.

4.   The exploration potential of the Pindobaçu target continued to be evaluated with eight diamond drill holes totaling 1,385 meters completed in 2005. In addition, Fugro-Lasa-Geomag completed 50 line kilometres of induced polarization geophysical survey over a number of target areas and priority anomalies, identified from this survey, will be drill-tested later in the program. Detailed geological mapping and soil geochemical sampling continue to be carried out to better characterize the extensive mineralized system in the Pindobaçu area.

5.   Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, carried out a study of the Jacobina Basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent

lineament about 6 kilometres south of the town of Pindobaçu, north of which is the Pindobaçu Compartment and to the south is the Jacobina Compartment. Typically, within each compartment there is usually one entry point marked by the thickest, with the biggest pebbles, and typically the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine area in the Jacobina Compartment and potentially around Mina Velha, five kilometres northwest of Pindobaçu, in the Pindobaçu Compartment.

Desert Sun is pleased to announce that Naomi Nemeth has joined the Company as Vice President of Investor Relations. Ms. Nemeth has 20 years of corporate communications experience, the last ten of which have been focused on Investor Relations with companies such as Clarica Life Insurance, Barrick Gold and Biovail Pharmaceuticals. Naomi began here career as a field exploration geologist with Inco in Yukon and Northern Ontario.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOT FOR DISTRIBUTION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 14– 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

May 24, 2005

DESERT SUN TO HOLD CONFERENCE CALL UPDATE ON THE JACOBINA MINE AND BAHIA GOLD BELT – MAY 27, 2005, 10:00 AM EST

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) will hold a conference call on Friday May 27, 2005 to update investors on production activities, mine development programs and exploration results at the Jacobina Mine and on the Bahia Gold Belt in Brazil. Bruce Humphrey, President and Chief Executive Officer; Peter Tagliamonte, Chief Operating Officer, Dr. Bill Pearson, Vice President, Exploration and Stephen Woodhead, Chief Financial Officer, will participate in this call.

Conference Call Details

Date:	Friday May 27, 2005
Time:	10:00 AM EDT
Local Callers:	416-640-3404
North American Callers:	1-866-337-9164
International Callers:	1- 416-640-3404

An archive recording of this call will be available following the completion of the call on the Events section of the Desert Sun website, www.desertsunmining.com.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred

Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release   14 – 2005

TSX: DSM
AMEX: DEZ

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

May 26, 2005

DESERT SUN UPDATES OPERATIONAL PROGRESS AT THE JACOBINA MINE AND EXPLORATION IN THE BAHIA GOLD BELT, BRAZIL

* First gold sale of 3,200 ounces at US$420 per ounce completed in mid-May 2005

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) and the Jacobina Mine continue to meet planned objectives with both the mine and the mill making steady progress toward reaching design capacity late in the third quarter of 2005. Initial gold production of 3,200 ounces from development ore was shipped from Jacobina and sold in mid-May at US$420 per ounce.

The plant continues to meet commissioning expectations. In April, the plant processed 60,000 tonnes at a grade of 2.04 g Au/t and it is anticipated that the throughput will increase monthly until the full operating capacity of 4,200 tonnes per day is reached. The production schedule has been updated to include the implementation of a number of operational activities to mitigate the impact of the long hole drill delivery delay on 2005 production targets. Gold production for 2005 is projected to be between 55,000 and 58,000 ounces, a small reduction from the original target of 62,000 oz. established in the 2005 business plan.

Project costs estimated to the end of May 2005 are US$35 million. The original 2003 SNC Lavalin Feasibility Study projected costs to this point of US$34 million. The mining costs are on track. Lower development costs, as a result of greater efficiency, have been offset by later than expected revenue as a result of the delayed delivery of the long hole drills. At this point, all required equipment is on site with the exception of two remaining 35-tonne trucks scheduled for delivery in June, raising the fleet to its full complement of ten trucks. Pre-operational expenditure in June 2005 is expected to be offset by increasing levels of gold sales.

The new Morro do Vento underground project is moving forward with three independent consulting firms working on a pre-feasibility study. Desert Sun anticipates completion of the mining section of this study in the end of May 2005 and the milling section by the end of June of this year.

The project continues to maintain an excellent safety record and over 10,000 hours of safety training and 3,000 hours of operator training have been completed.

Exploration

Desert Sun has received results of further drilling and exploration work at the Morro do Vento Extension and Canavieiras Mine in the Jacobina Mine area and at Pindobaçu in the northern portion of the Bahia Gold Belt in northeastern Brazil. Thus far in 2005, a total of 41diamond drill holes totaling 7,036 metres have been completed in the Jacobina mine area targets and nine diamond drill holes totaling 1573 metres at Pindobaçu. New results from drilling for the Morro do Vento Extension, Canavieiras, and Pindobaçu areas are shown in Tables 1, 2 and 3, respectively.

Morro do Vento Extension

The Morro do Vento Extension target is located immediately north of the processing plant at the Jacobina Mine area. Drilling is testing the down dip extension of mineral resources in the Basal Reef, which was previously mined at shallower levels, and the little-explored Main Reef, which is about 50 metres stratigraphically above the Basal Reef. As previously reported (see press release September 14, 2004) hole MCZ-83 intersected 4.94 g Au/t over a true width of 12.6m in the Main Reef in the Morro do Vento Extension. In 2005, nine holes totaling 3494 metres have been completed.

Holes MCZ-88 and MCZ-85 returned significant intersections in the Main Reef of **3.25 g Au/t over a true width of 17.8m and 3.71 g Au/t over 5.3m true width, respectively**. The Basal Reef was intersected in only two of the five holes reported due to truncation and/or disruption by faulting. Two additional holes will be completed to test the southern extension of both reefs into the Morro do Vento area immediately to the south. Rehabilitation of the old access levels (690 and 630 levels) is well advanced and once complete will allow more efficient drilling from underground.

Canavieiras

Drilling at Canavieiras continues to focus on following up the potential high grade trend identified in Hole 79 which intersected 14.57 g Au/t (13.50 gAu/t cut) over a true width of 8.0m and 9.29 g Au/t (7.75 g Au/t cut) over a true width of 6.4m. The former Canavieiras Mine is located 3 km north of the processing plant and is situated in a 1.2 km long by 400 metre wide block bounded by faults. In 2005 to date, 18 holes totaling 2,694 metres have been completed to test reefs below the old workings and 14 holes totaling 529 metres have been completed to test extensions of previously mined reefs.

Hole CAN-72 drilled 35 metres north and 9 metres west of CAN-79 intersected **1.87 g Au/t over a true width of 23.6m including 2.40 g Au/t over a true width of 12.2m in the MU (Middle Unit) reef.** The 80-metre long cross-cut to provide drill access from the southern end of the old workings is now completed and drilling has commenced to test the southern extension of reefs both above and below the old workings. A complete re-surveying of the old mine workings is also in progress.

Pindobaçu

Results of four additional holes have been received for the Pindobaçu area located 50 km north of the town of Jacobina. Thus far in 2005, nine diamond drill holes totaling 1,573 metres have been completed in the Pindobaçu area with assay results received from all of these holes as shown in Table 3 and the previous press release of April 19, 2005. Hole EP-01, the first hole designed to test the new area of conglomerates previously announced (see press release April 19, 2005), is 429 metres deep, and has confirmed the presence of a thick package of interbedded quartzites and fuchsitic, oxidized and locally pyritic conglomerates. Assays for hole EP-01 are pending. In addition, Fugro-Lasa-Geomag has been contracted to complete additional induced polarization geophysical surveys in the Pindobaçu and new conglomerate area. Detailed geological mapping and soil geochemical sampling continue to be carried out to better characterize the extensive mineralized system in the Pindobaçu area.

At the Pindobaçu target, holes PB-08 and PB-09 are on the same section as PB-01, which intersected 7.20 g Au/t over a true width of 2.0m. This section is approximately 120 metres north of PB-02 which intersected 5.46 g Au/t over a true width of 21.9m (see press release January 19, 2005). Hole PB-08, which is 47 metres above PB-01, returned **3.89 g Au/t over a true width of 9.0m includeing a higher grade portion of 7.13 g Au/t over a 4.8m true width**. Hole PB-09, 53m below PB-01, intersected **4.08 g Au/t over a true width of 1.9m**. Hole PB-10, collared midway between the two sections, did not intersect the high grade mineralization suggesting that the zones are probably plunging and, as a result, were not intersected in this hole.

"The altered and mineralized structure at Pindobaçu is very extensive, however further work is needed to determine the

geometry of the structural control on the gold mineralization," commented Dr. Bill Pearson, P.Geo., Vice President, Exploration. "Very shortly, we will begin an induced polarization geophysical survey to better trace the full extent of the mineralized zones. We have also retained a structural specialist to assist us. Drilling of the new area of conglomerates, which should be excellent host rocks for gold mineralization, is also in progress."

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Geological Society of Nevada Presentation on the Bahia Gold Belt

On Wednesday May 18, 2005, Dr. Bill Pearson presented a paper entitled "Geology and Gold Mineralization of the Jacobina Mine and Bahia Gold Belt, Bahia, Brazil" at the Geological Society of Nevada (GSN Symposium 2005 "Window to the World") in Reno, Nevada. This presentation features a comparison of the Jacobina deposits to the world class gold deposits in Tarkwa, Ghana and Witwatersrand, South Africa prepared by Dr. Paul Karpeta, a well-known expert on Precambrian quartz pebble conglomerate deposits in these three areas.

"There are strong similarities in the style of sedimentation and gold mineralization at Jacobina to those of the Tarkwa and Witwatersrand Belts", commented Dr. Karpeta. "The presence of extensive hydrothermal alteration is very encouraging and indicative of the possibility of more extensive gold mineralization elsewhere in the Belt in addition to the obvious potential for extending the known deposits in the Jacobina Mine area." Dr. Karpeta also noted that the amount of exploration done to date at Jacobina is still very limited in comparison to both Tarkwa and Witwatersrand and that exploration along much of the Bahia Gold Belt is just beginning.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: January 28, 2006   **Signed: /s/ Tony Wonnacott**
                                                              Tony Wonnacott,
                                                              Corporate Secretary